September 15, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 2 Filed August 1, 2006
File No. 0-51553

Form 10-K for the period ending December 31, 2005

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In conference calls with the Staff, Platinum and Tandem indicated they would be making several alternative structural changes to the transaction in light of various comments raised by the Staff in its previous letters. As a result, the Staff will reissue some of the comments related to such matters in this letter and reserve the right to comment upon all matters implicated in future amendments, dependent upon the manner in which the company restructures the elements of the proposed transaction between Platinum and Tandem.

2. We note the article containing direct quotes and statements attributed to Barry Kostiner, which was published in the Wall Street Journal on August 4, 2006. Also, the company filed a copy of the article on EDGAR without noting any disagreement with the statements contained therein.

   The article states:

   "Mr. Kostiner, 34 years old, acknowledges he is an unconventional oilman. But he says the oil business needs managers 'who understand how to hedge, who understand how to raise capital, who know interest rates.'

   After leaving Allegheny, Mr. Kostiner briefly formed his own consulting firm but says it 'didn't really go anywhere.' He took time off to marry and start a family, then came up with his idea for an energy company.

   Many small energy companies, says Mr. Kostiner, have considerable assets in the ground but lack the financial expertise to maximize the profits from those assets. Through aggressive hedging and other maneuvers, oil companies can in effect lock in today's prices for their future production of oil or gas. Such arrangements are usually tailored to larger oil companies, and small companies often avoid them because of the risks or restrictive bank terms. But Mr. Kostiner says he has the know-how and contacts to pull it off.

   His business plan: buy a company with hard assets and employ hedging 'as much as the banks will let us,' he says.

   After failing to raise money from private-equity firms, Mr. Kostiner got help from hedge-fund manager Mark Nordlicht, who invests in energy among other sectors. 'Is there a glut of capital? Maybe. But there's so many opportunities out there,' says Mr. Nordlicht.

   They created a so-called special purpose acquisition company, or SPAC. These increasingly common entities also are known as a 'blank-check' companies because investors in the stock literally don't know at first what they're buying."

Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed Mr. Kostiner's experience with approaching private equity firms with such a business plan. If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

3. In connection with the preceding comment, please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed both that Platinum's business plan was to employ "aggressive hedging and other maneuvers" and that Mr. Kostiner "has the know-how and contacts to pull it off." If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

4. We also note the statements that:

"Although Mr. Kostiner and underwriters Casimir Capital LP and Cantor Fitzgerald & Co. sold some shares in the Platinum IPO to banks, family foundations and wealthy individuals, they sold many of the shares to arbitrage hedge funds, which try to profit from price differences in securities that are related to each other.

Energy-industry fundamentals weren't the main consideration for many such fast-money investors, Mr. Kostiner says. They were more interested in the Platinum IPO's share structure. It sold two securities together for $8 -- a $7 share and a $1 warrant that entitled the holder to purchase a Platinum share for $6 after a year. Some traders have darted in and out of the warrants, trying to profit from small price fluctuations."

Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed that the company was targeting arbitrage hedge funds, to which "Energy-industry fundamentals weren't the main consideration for many such fast-money investors… [and that] They were more interested in the Platinum IPO's share structure. [as] Some traders have darted in and out of the warrants, trying to profit from small price fluctuations." If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

5. The Wall Street Journal article published on August 4, 2006 states Mr. Kostiner made a "recent presentation to existing and prospective shareholders at the Houston Country Club" but we were unable to locate any filings (other than that attaching the Wall Street

Journal article) in which the company has disclosed such a presentation. Please advise the Staff whether Platinum has disclosed the occurrence and content of the Houston Country Club presentation and, if so, when. If Platinum has not, please provide the Staff with a legal analysis with respect to both Platinum's obligations to disclose the occurrence and content of the meeting as well as the consequences to the company and its shareholders for non-disclosure.

6. We note purchases of Platinum securities since the company's IPO by at least one member of Platinum's management. In the appropriate locations, please include disclosure of such purchases within your Proxy Statement. Additionally, please disclose whether such purchases have been made pursuant any pre-established plan designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934.

7. In connection with the preceding comment, please disclose whether members of your management who have purchased Platinum common shares since the company's IPO will vote such securities in the same manner as their pre-IPO shares with respect to any vote to approve a business combination transaction, or if they could vote such after-acquired shares differently.

8. The Wall Street Journal article published on August 4, 2006 states Mr. Kostiner "cites an independent engineering audit that valued Tandem's proven reserves at about $200 million." Please advise the Staff where in the Proxy Statement such "independent engineering audit" is disclosed. If it is not, please provide the Staff with a copy of such document.

9. We note the 22 separate correspondence submissions made on August 1, 2006, each of which contains 10 or 11 separate attachments, at least some of which appear to be duplicative. Please provide an indexing of each attachment to each filing, along with cross-references to the comment(s) contained in the Staff's letters to which each attachment relates.

10. We note your response to comment five from our letter of July 6, 2006 and the disclosure added to pages 30 and 31. Please clarify within your disclosure the "certain circumstances" under which Messrs. Nordlicht and Kostiner will be personally liable to pay the debts and obligations of the company. Additionally, please disclose the total amount of debts and obligations in excess of the remaining net IPO proceeds not held in the trust account. Please disclose why, in light of the letter agreements executed by Messrs. Nordlicht and Kostiner, the company has stated that "There is no assurance that they will be able to satisfy those obligations." Further, we note that your IPO prospectus

stated that the company would "seek to have all vendors, prospective target businesses or other entities we engage execute agreements…waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of [y]our public stockholders." Please affirmatively disclose whether any vendors have executed such a

waiver and, if so, identify each vendor and the amounts currently owed by the company to such vendor.

11. We note your response to comment five from our letter of July 6, 2006 and the disclosure added throughout your Proxy Statement. Please revise the proxy card to clarify that the actions proposed in proposals 2 and 3 would only be pursued upon the closing of the transactions contemplated in number 1.

12. We reissue comment seven from our letter of July 6, 2006. We note the following:

   - You did not provide citations or copies of the case law which support the positions you have taken;

   - You did not provide a legal analysis supporting your assertion that the Order of Permanent Injunction was limited in the manner described in your letter of June 5, 2006, even though specifically requested by the Staff in its letter of July 6, 2006;

   - Section 4(1) of the '33 Act would appear to be unavailable to the Chambers as the shares they held were those of a blank check company, as previously noted by the Staff;

   - descriptions of Jack Chambers' role in the negotiations and discussions regarding the transactions at issue appear to be inconsistent or conflict; and

   - Statements throughout your Proxy Statement which have been and currently are subject to comment (and which have apparently been viewed by the company to be material in light of edits to such disclosure) relate to the "amount of production to be realized from wells."

Please provide an analysis of the applicability of each component of the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE Commission V. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS in relation to each of the transactions discussed in the preliminary proxy.

In addition to injunctions relating to offers to sell and offers to buy securities, we additionally note that the Order "permanently enjoin[s] and restrain[s] in connection with the purchase or sale of securities in the form of fractional undivided interests in oil and gas leases of Chambers Oil and Gas, or any other security…from directly or indirectly:

(a) making any untrue statement of a material fact or omitting to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, concerning:…

(2) amount of production to be realized from wells…"

13. We reissue comment 8 from our letter of July 6, 2006. We note your response that "Platinum's IPO prospectus describes the terms of the company's charter consistently with it terms" but that was not the issue raised by the Staff's comment. We also note (as we did in our last letter) your response that "it is the Company's intention to fully comport with the provisions of its charter" however (again, as raised in the Staff's previous comment letter), it would appear that management may have already taken actions contrary to the company's charter by structuring a transaction that did not (and still does not) provide for 19.99% conversion.

Accordingly, we reissue.

As of your August 1, 2006 letter, more than six months after executing the merger agreement, and one month after the original termination date of the merger agreement, management had still not obtained sufficient funds for the transaction to provide for conversion of the company's IPO shareholders who so elect.

Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change, especially with respect to structuring a transaction that does not provide for 19.99% conversion. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

14. We note your response to comment nine from our letter of July 6, 2006. However, we also note that assertions in your response with respect to Lance Duncan's activities appear to be inconsistent with those provided elsewhere in your response letter and Proxy Statement.

For example:

- Your response letter states that both Platinum and Tandem are "operating concerns" but Platinum is clearly not. It is a blank check company formed for the purpose of an acquisition.

- On page 32 of the Company's Proxy Statement filed on March 24, 2006, you
  stated: "On December 12, 2005, we entered into a confidentiality agreement
  with Mr. Lance Duncan, one of the original founders of Tandem, who had
  been given limited authority to search for financing sources or merger
  candidates on behalf of Tandem."

  In your response letter of August 1, 2006, you now state that "As disclosed in
  the Proxy Statement, Mr. Duncan originally attempted to purchase TEC and
  Shamrock on his own. It was in that connection that he entered into a
  Confidentiality Agreement with Tandem that contemplated securities
  transactions."

  However, as you disclose currently in the Proxy Statement, Lance Duncan
  was instrumental in "introducing" Tandem and Platinum in early December,
  immediately after he executed the November 28 confidentiality agreement
  that you state was only executed in order for Duncan to purchase the entities
  himself.

- On pages 39 and 40 of Amendment 2 to the company's Proxy Statement, you
  disclose: "On December 20, 2005, our Chief Executive Officer, Barry
  Kostiner, met with Mr. Duncan at the City Center Westin in Dallas, Texas. At
  that meeting, which lasted for about two hours, Mr. Duncan provided
  additional confidential information, including a report of proved reserves on
  Tandem properties and interests prepared by Williamson Petroleum
  Consultants, Inc. During this period of time, Mr. Duncan also provided to us
  detailed information concerning the oil and gas reserves located in Tandem's
  properties, including Tandem's belief that there were substantial probable
  reserves expected beyond the proved reserves in the Williamson report. We
  understand from Tandem's management that Mr. Duncan met with members
  of Tandem's management on December 28, 2005 and presented several
  proposals from various financing sources as well as Platinum's proposal to
  purchase all of the outstanding common stock of Tandem. After protracted
  discussions, members of Tandem's management outlined for Mr. Duncan the
  principal terms of a proposed transaction for discussion with and
  consideration by Platinum management."

  In your response letter of August 1, 2006, you only reproduce the last portion
  of the above-quoted passage ("Tandem's management outlined for
  Mr. Duncan the principal terms of a proposed transaction for discussion with
  and consideration by Platinum management.") and you state "Mr. Duncan did
  not assist Platinum in obtaining financing for this transaction."

We also note that you have not addressed Mr. Duncan's role in arranging the sale of
Tandem Energy Corporation securities to Tandem Energy Holdings, an entity which was

a blank check shell company at the time of such acquisition and he appears to have been instrumental in setting up. We note Platinum's August 4, 2006 filing containing the Wall Street Journal article that states Mr. Duncan helped to organize Tandem's Pink Sheets listing.

Please clarify Mr. Duncan's role in arranging, structuring, and executing the Tandem Energy Holdings acquisitions and provide a legal analysis with respect to his need to register as a Broker Dealer. Upon receipt of your response, it will be forwarded to the Division of Market Regulation for review.

15. In connection with the preceding two comments, please advise the Staff as to whether Lance Duncan is connected to or affiliated with any of the following entities:

   - Mark III Energy Holdings, LLC
   - LDJ Corporation
   - BHB Operating, Inc.
   - Regal Quality Homes LP
   - Notch Corporation
   - L&H Family Partnership, Ltd
   - Three T Corp.
   - Lubbock DPB, LLC
   - TT&H Company

   If Lance Duncan is connected to or affiliated with any of such entities, please advise the Staff of the business activities carried out by each entity. Further, if the activities relate to the real estate, oil, or gas industries, please provide the Staff with a reconciliation to your response to comment nine from our letter of July 6, 2006 and disclose such activities in your Proxy Statement.

16. We reissue comment 10 from our letter of July 6, 2006. Your response does not address the issues raised by the Staff, nor has the requested disclosure been provided in your Proxy Statement.

   We also note the statements contained in your response to comment 4 from our letter of April 28, 2006 that Mr. Duncan "does not actually have any ownership interest in Tandem" and that "Mr. Duncan had the tacit understanding that, he would receive shares of the non-public entity, which would then be exchanged for shares of Tandem. As the financing was not obtained through the efforts of Mr. Duncan and his business acquaitances, Mr. Duncan never received shares of common stock of Tandem though he may have characterized himself informally as a founder."

Please reconcile with the provisions of the letter agreement dated January 25, 2006, executed after the transactions between Tandem Energy Holdings, Tandem Energy Company, and Shamrock Energy Company were finally consummated in June of 2005, which clearly indicate that Lance Duncan is being paid $3 million for his common stock in Tandem Energy Holdings, Inc., the public (Nevada) corporation, not simply a "release of claims" of such ownership.

Additionally, please provide clear disclosure within your Proxy Statement with respect to the complete history of Mr. Duncan's ownership of Tandem Energy Holdings, Inc. (Nevada) and its predecessor, Pacific Medical Group, Inc., including dates of acquisition and disposition, consideration paid and received, and exemptive bases for such purchases and sales.

17. We note your response to comment 12 from our letter of July 6, 2006 with respect to certain issues presented by this Division's letter to Ken Worm dated January 21, 2000. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

18. We also note the statement contained in your response to comment 12 that the prior owners of TEC and Shamrock discovered in May 2005 that 20 million shares of the public shell were "invalidly" issued to Lyle Mortensen due to a lack of consideration. Please provide the Staff with a legal analysis as to lack of consideration for such shares. We note in particular your disclosure that Mortensen supplied services to the public shell as its sole director until March 30, 2005.

19. We also note the statement in your response to comment 12 from our letter of July 6, 2006 that Williams and Mortensen were "fully reimbursed" for their purchase of Pacific Medical Group. Please include as disclosure within your Proxy Statement and include the basis for such statement.

20. We also note the statement in your response to comment 12 from our letter of July 6, 2006 that Williams and Mortensen acquired the "public shell" that is now Tandem from John Karlsson, Esq., an attorney in Vancouver, British Columbia, Canada. Please disclose the manner by which such public shell was acquired.

21. We note your response to comment 12 from our letter of July 6, 2006 that "it is due to a confluence of circumstances that Tandem's current management did not obtain any agreements or other documentation relating to the change in control of Las Vegas Major League Sports, Inc. and Pacific Medical Group, Inc. rather than total disregard for corporate diligence."

    From your response, and as explained below, it is not exactly clear to the Staff what the "confluence of circumstances" were, but we do note your statement that Tandem's current management "were true 'sellers' and, as sellers, the corporate history of the public shell (i.e., Tandem) that would ultimately own TEC and Shamrock was not viewed as relevant to them and, as such they did not undertake to perform any due diligence with respect to Pacific Medical Group or its predecessor or their respective corporate histories. The Stockholders of TEC consented to the use of the Tandem' name by both the Texas corporation and the public shell, then known as Pacific Medical Group, because, as sellers, they did not have any further use for the name."

    We also note however, that the consideration to be paid by the Texas corporation was a combination of cash and stock, and further, that the subsequent acquisition of the Texas corporation was to be effected by the public shell through an exchange of shares.

    As a result, it would appear to the Staff that the prior owners of TEC and Shamrock were not "true sellers" as they would (and ultimately did) maintain an interest in the securities of the public shell.

    Moreover, we note your response that, in mid-May 2005, Messrs. Culp and Cunningham began to request the shell company's corporate governance documents from various parties and found that much was missing.

    Please provide disclosure to discuss the reasons why, in light of the fact that the prior owners of TEC and Shamrock suspected that they were not in possession of all material documents relating to the corporate structure of the public shell, they determined to proceed with the sale of TEC and Shamrock since they were to receive shares of the public shell as consideration.

22. We also note the statement in your response to comment 12 from our letter of July 6, 2006 that, "it is expected that Tandem's legal counsel will request various customary qualifications, exceptions and limitations to its opinion with respect to, among other things, prior issuances of stock by Tandem and pending, threatened or possible litigation as is fairly typical in transactions of this type and, in the ordinary course of the transaction (most likely during the period between the mailing of the Proxy Statement and the meeting of stockholders when many closing issues will be addressed) the opinion will be negotiated to a form acceptable to Platinum."

Further, we note your statement that "the current management of Tandem…found due diligence regarding the [the public shell] to be irrelevant."

Moreover, we note your statement that Tandem's management "was able to locate some documentation in the nature of sparse corporate minutes and transfer agent records dating from approximately March 1, 2005 and going forward, but they did not locate any documentation for the time prior to that date."

Please clarify the terms "customary" and "transactions of this type." The form of the opinion to be delivered in this transaction appears to be a material item of disclosure to be included any Proxy Statement mailed in light of the fact that, as noted above, current management states that it has no knowledge of prior events and there appear to be no corporate records during relevant periods for management to refer. Moreover, it is unclear how any "qualifications, exceptions and limitations to its opinion with respect to…prior issuances of stock by Tandem and pending, threatened or possible litigation" would be sufficient to cover facts not known by either management or counsel without nullifying an opinion that "all of the outstanding securities of Tandem Energy Holdings were issued in compliance with all applicable federal and state securities and corporate laws, and none of the outstanding securities has been issued in violation of any preemptive rights, rights of first refusal, or similar rights."

23. We note your response to comment 13 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

24. We note your response to comment 14 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

25. We note your response to comment 16 from our letter of July 6, 2006. If true, please disclose within all discussions of Platinum's valuation of Tandem throughout the Proxy Statement that Tandem's management had arrived at a valuation of $1.55 per share only six months earlier when acquiring the TEC and Shamrock assets and that Tandem had acquired no other significant assets between that valuation and the one made by Platinum which valued Tandem at $2.53 per share.

26. We reissue comment 17 from our letter of July 6, 2006, which was a reissue of comment 11 from our letter of April 28, 2006. Specify in your disclosure the amount that will remain for "working capital" if full consideration is paid for the Tandem shares and $3 million is paid to Mr. Duncan. We note your response that only $408,000 will remain, prior to the reimbursement by Platinum for all capital and workover-related costs incurred by Tandem for the period from January 1, 2006 through the closing in an amount not to exceed an average of $700,000 per month.

27. We reissue comment 18 from our letter of July 6, 2006. The chart supplied in your response letter appears incomplete as it did not provide a name for the line with a total of $39,003,449 and the disclosure requested was not provided in your Proxy Statement.

    In connection with the preceding comment, we reissue comment 36 from our letter of April 28, 2006. In this section, please disclose the names of the "certain other members of management of Target have waived or will waive their right to receive forty cents ($.40) per share so that it can be allocated to the shareholders of [Tandem] who purchased their [Tandem] Common Shares directly from [Tandem] or through brokers or dealers in open market transactions, thus giving those Shareholders Four and 50/100 Dollars ($4.50) per share." It does not appear that such "certain other members" have been named anywhere in the merger agreement or the Proxy Statement. Disclose how it was determined that the "certain other members of management" would forego a portion of their pro-rata holdings in the company in order to effectuate the merger. Disclose the total amount to be paid as consideration for the merger to each of the "Major Shareholders" and "certain other members of management," taking into account those shareholders agreeing to the lesser amount, those to receive $4.50, and the payment of what you have described as "the amount required to retire the indebtedness of Tandem and its subsidiaries of approximately $42 million." If true, provide disclosure that payment of such indebtedness will result in payment to the Major Shareholders for their interests in TEC and Shamrock. Disclose the consideration to be received by each of the Major Shareholders and each of the "certain other members of management."

Tandem, page 7

28. We note your response to comment 19 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

    Additionally, we note your statement "Copies of all agreements evidencing such transactions have previously been furnished to the Staff supplementally in response to other comments." Please provide the Staff with an index of where each agreement may be found.

Introduction of Tandem to Platinum

29. We note your response to comment 20 from our letter of July 6, 2006. Please disclose all connections between Roland Carey and Lance Duncan. Include the date when, and manner in which, they were introduced.

30. Please disclose all connections between Howard Crosby and Lance Duncan. Disclose the manner in which Crosby and Duncan were introduced.

31. We note your response to comment 21 from our letter of July 6, 2006. We reissue. Your response does not appear to address the issues raised by the Staff and the disclosure to which you refer in your response does not appear in your Proxy Statement.

   We note your disclosure that Mark Nordlicht "generally" had become aware of the existence of Tandem through "a business acquaintance," William Ritger, and a "close friend," Howard Crosby.

   Disclose the dates upon which each William Ritger and Howard Crosby first told Mark Nordlicht about each Pacific Medical Group, Inc., Tandem Energy Holdings, Inc., Tandem Energy Corporation, and Shamrock Energy Corporation.

32. We note your response to comment 22 from our letter of July 6, 2006. We reissue comment 22. Please confirm or clarify your dates, as it is unclear why Mark Nordlicht became the holder of the sole outstanding share of PDMI and Messrs. Nordlicht and Crosby were appointed to the PDMI board on January 20, 1996 if PDMI was incorporated on January 12, 2006.

   Additionally, please advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and the proposed transaction between Platinum and Tandem. Additionally advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and both Platinum and Tandem, as well as their predecessor entities. Further, advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and any public company registered in the United States.

33. In connection with the preceding comment, please disclose the date upon which Messrs. Nordlicht and Crosby first discussed becoming involved in any SPAC or similar entitiy, to be listed either in the United States or the United Kingdom.

34. We reissue comment 23 from our letter of July 6, 2006. We note your response but the disclosure contained on Page 9 of your Proxy Statement does not match your response. Please reconcile.

35. We note your response to comment 25 from our letter of July 6, 2006. Please provide the Staff with an index of such documents, with cross-references to where and when such documents were provided.

Merger Consideration, page 10

36. We note your response to comment 29 from our letter of July 6, 2006 that, "to [Platinum's] knowledge and to the knowledge of Tandem's current management, none of the shareholders of Tandem, other than Jack Chambers, is subject to a permanent injunction or consent decree relating to securities."

    However, we note that the Permanent Injunction at issue with respect to Jack Chambers also names his father, Rex Chambers. Please explain your response.

Conversion Rights, page 12

37. We reissue comment 30 from our letter of July 6, 2006, which was a reissue of comment 42 from our letter of April 28, 2006. Disclose the consequences if the company's attempts to secure a line of credit to fund conversion payments is not successful. We note your response but the company does not appear to have yet secured any line of credit. Is the commitment for which Platinum has yet to negotiate definitive documentation irrevocable? Accordingly, we reissue.

38. We reissue comment 31 from our letter of July 6, 2006, which was a reissue of comment 43 from our letter of April 28, 2006. Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation appears to require you to provide for 19.99%. Your response referring us to your response to comment 8 does not appear to adequately address our concern. Accordingly, we reissue.

Risk Factors, page 23

39. Expand your disclosure to include the fact that in your current reserve report your independent engineers have forecast your proved producing reserves to decline at a rate of 12% per year. Unless you undergo successful exploration or development activities or

purchase additional reserves, all of which require additional capital, your production and reserves will continue to decline. Please revise.

40. Include a risk factor that indicates that many of your wells produce at production rates which are below 1 barrel of oil per day, while producing waste water many times that rate. A decline in oil and gas prices may cause your operations to become unprofitable sooner than companies producing at higher rates of production. This may cause you to report impairments and write-off reserves.

41. We note your response to comment 34 from our letter of July 6, 2006. Please update your disclosure to the latest practicable date on this issue. Additionally, in all locations discussing the existence of the Florida suit, please include disclosure that the lawsuit could result in a liability against Tandem and quantify such liability.

42. We reissue comment 35 from our letter of July 6, 2006. We note your response, but it was not included as disclosure as requested by the Staff. Accordingly, we reissue. Additionally, please include this disclosure in all locations discussing the existence of the Florida suit.

    Disclose whether Platinum's management believes the indemnification by "certain Tandem stockholders" is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement and your disclosure that no amounts are held in escrow to support the indemnification. Are the indemnification obligations sufficient guarantee to make Tandem whole in the case of the 2.878 shares for which certificates have not been returned? What is the basis for the view of Tandem's management? Include these items as disclosure in your Proxy Statement.

43. We reissue comment 36 from our letter of July 6, 2006. We note your response but it does not address all issues raised by the Staff and it was not included as disclosure. Please include this disclosure in all locations discussing the existence of the Florida suit.

    In connection with the preceding comment, please disclose Platinum's management views and plans with respect to the issue of Tandem's capitalization. What will Platinum do if the case brought by Tandem is not successful? Has Platinum, as the indemnitee, taken over control of the case in Nevada pursuant to the terms of the merger agreement? How has this impacted Platinum and its shareholders? How will it impact Platinum and its shareholders going forward? Has Platinum disclosed the issue to potential lenders? Has the issue affected the ability of Platinum to access lines of credit? If so, in what manner(s)?

<u>Special Meeting of Platinum Stockholders</u>
<u>Platinum Fairness Opinion, page 37</u>

44. We reissue comment 39 from our letter of July 6, 2006. We note your response, as well as your responses to comments 48 and 49, particularly the statements:

"<u>while inevitably the knowledge that the board of directors has received a fairness opinion</u> from an independent investment banker with expertise in the oil and gas industry <u>provides comfort to stockholders with respect to merits of the transaction, the board's purpose in obtaining the fairness opinion was for due diligence purposes. Under the terms of the merger agreement, the Company has a "due diligence out"</u> which…permits the Company to terminate the merger agreement if it is not satisfied in its sole discretion with its legal, financial, geological, and business investigations of the business, assets and liabilities of the Company. <u>Accordingly, as part of the board's ongoing assessment</u> as to whether to exercise that due diligence out <u>it</u>, among other things, <u>decided to seek a fairness opinion.</u>"

In your June 5, 2006 letter you stated: "Management of Platinum believes that obtaining <u>a fairness opinion is useful in the due diligence process and is important in establishing stockholder confidence</u> in the transaction and obtaining stockholder approval <u>by providing independent support for the board's recommendation to the stockholders.</u>"

<u>However, the opinion provided by C.K. Cooper specifically states that C.K. Cooper had not independently verified any of the information supplied to it and, with respect to financial forecasts, C.K. Cooper relied upon those prepared by Platinum's own management.</u>

In light of these qualifications and exceptions, please clarify in your proxy the particular due diligence purpose served in obtaining such an opinion. Please disclose the reason for obtaining a fairness opinion that was based only on information provided by management and expressly cannot be relied upon by anyone but management.

As the Staff noted in its last letter, you had previously disclosed "the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction" and the Staff issued a comment with respect to the manner by which "stockholder confidence in the transaction may be established" through an opinion if the provider of the fairness opinion will not allow shareholders to rely upon such opinion.

Your response was to delete reference to "stockholder confidence" and supply a conclusory statement in your response letter that "inevitably the knowledge that the board

of directors has received a fairness opinion from an independent investment banker with
expertise in the oil and gas industry provides comfort to stockholders with respect to
merits of the transaction."

Please clarify how it is "inevitable" that Platinum shareholders would receive comfort
from a fairness opinion upon which they cannot rely.

The Merger Proposal
Potential for Future Growth, page 42

45. We reviewed your response number 21 of your August 1, 2006 letter which indicates you
have deleted all references to "substantial additional reserves are contained in existing
properties." However, we note the disclosure remains. We reissue comment number 21
of our June 30, 2006 letter.

46. We reissue comment 69 from our letter of April 28, 2006. We note your response: "We
further advise the Staff that the statements made in our prior response about Tandem's
ability and willingness to obtain capital of $10-12 million is not inconsistent with
statements of unwillingness to secure the "necessary capital expenditures" which
Tandem's management estimated to be far in excess of its limited funds available under
its credit facility and its willingness." Please explain.

Unaudited Pro Forma Financial Statements, page 65

47. We have reviewed your response to comment 4 stating the purchase price allocation is
preliminary. Please revise to discuss the reasons why your purchase price allocation is
preliminary (i.e. identify the information that you have arranged to obtain) and indicate
when the allocation is expected to be finalized. Refer to paragraph (51)(h) of SFAS 141.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Income Statement Pro Forma Notes

Note C, page 67 and 72

48. We have reviewed your response to comment 5; however it is still not clear how this
adjustment is within the criteria of Article 11 of Regulation S-X. It appears the
$37,605,730 (credit) being recorded as a pro forma adjustment related to the
Platinum/Tandem acquisition actually relates to a one time (or non-recurring) charge that
was incurred for the Tandem/TEC acquisition. Please note that an infrequent or non-

recurring charges presented in historical financial statements that are not directly affected by the current transaction (i.e. Platinum/Tandem) <u>can not</u> be eliminated when arriving at pro form results. Please advise or revise to exclude this adjustment.

49. We also noted in your response to comment 5, the anticipated stock compensation expense ($4,418,333 debit) is factually supportable, directly attributable to the transaction and expected to have a continuing impact on the statement of operations. Please explain how you reached your conclusions.

<u>Tandem Energy Holdings, Inc. December 31, 2005 Audited Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3. Common Stock and Significant Transactions</u>

<u>General</u>

50. We have read your response to comment 8 and noted you adjusted the fair value of the stock issued from $1.55 to $3.00 based on a new measurement date. Please provide a <u>detailed</u> analysis of how you determined the fair value utilized and the measurement date in accordance with EITF 99-12 citing the material changes in the acquisition agreements.

51. It appears from your disclosure that Tandem had 2,266,322 of issued and outstanding shares of common stock prior to the acquisition with TEC (16,322 related to acquisition of Pacific, 2,250,000 issued to third parties). The 2,250,000 shares do not appear to be accounted for in the recapitalization. Please note that these additional shares would have an impact on the common stock account and the entries required to eliminate the accumulated deficit and retained earnings of Tandem in the recapitalization. Please clarify and revise.

<u>Note 7. Compensation Shares, F1-14</u>

52. We note your disclosure that Tandem issued 9,143,000 shares of common stock as compensation to the management team. It appears these shares were actually issued as part of the 20 million shares issued to satisfy the terms of the restated stock purchase agreement between Tandem Energy Holdings and TEC and should therefore be reflected as part of the acquisition and not compensation. Please revise.

53. We have reviewed your response to comment 10 and it appears that the disclosure here and throughout the document is not consistent with your response. Please revise your disclosure to clearly state that these shares were part of the 20 million shares issued in connection with the fulfillment of the acquisition between Tandem Energy Holding, Inc. (Texas) and TEC and since this transaction was not consummated these shares were never validly issued.

54. The disclosure of 257,000 compensation shares issued during June-July 2005 does not reconcile to the shares issued for compensation (357,000) disclosed on F1-12. Please clarify and revise.

Note 9. Acquisition of Shamrock Assets by TEC, F1-15

55. It appears that the total consideration paid for the 2/3 interest in Shamrock increased from $19.9 million to $25 million. It is unclear why you recorded an additional $10.5 million as a distribution to the predecessor shareholder when change in the total consideration paid was only $5.1 million. Please clarify and revise.

Note 10. Acquisition of TEC, F1-15

56. We have reviewed your response to comment 7 and it is still unclear how the $12 million note payable issued as part of the purchase of TEC can be recorded as a distribution to a TEC shareholder within retained earnings. It appears this amount was paid as consideration for the acquisition of TEC would be more appropriately reflected in additional paid in capital. Please advise or revise.

57. We have reviewed your response to comment 11 and noted your disclosure that this transaction was accounted for as a combination between entities under common control. This appears to be inconsistent with the accounting and disclosure of the transaction here and F1-38. It is our understanding that Tandem Energy Holdings was a shell company that issued approximately 20 million shares for the transactions between Tandem/TEC and TEC/Shamrock resulting in an individual who controlled Shamrock and TEC to become the majority shareholder, member of the Board and member of management of Tandem Energy Holdings, effectively resulting in a change of control of Tandem Energy Holdings. Please revise your document to clearly state the result of this transaction and that it was accounted for as a recapitalization.

Financial Statements of Platinum Energy Resources, Inc.

General

58. We have reviewed your response to comment 19 noting you believe the warrants are correctly classified as equity instruments. As discussed in our prior comment, the warrants were issued as a "unit" offering and therefore you will be required to file timely updates to the registration statement and deliver a current prospectus at the time the warrants are exercised. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your warrant agreement does not specify the circumstances under which net cash settlement would be permitted. The warrant agreement does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Considering this, liability classification would appear appropriate. Please revise your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through the most recent reporting period.

59. We have reviewed your response to comment 20 noting you do not believe the UPO should be accounted for as a liability. As discussed in our prior comment, the UPO was registered under the offering and therefore you will be required to file timely updates to the registration statement and deliver a current prospectus at the time the UPO is exercised. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your UPO agreement does not specify the circumstances under which net cash settlement would be permitted. The UPO agreement does not state explicitly the issuer has no obligation to settle the UPO in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Considering this, liability classification would appear appropriate. Please revise your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through the most recent reporting period.

Other

60. Please note the updating requirements of Article 3 of Regulation S-X.

Description of Properties, page 83
Current Oil and Gas Activities, page 83

61. We reviewed your response number 25 and note your table of reserves for significant properties. However, please expand your disclosure to include the other information required by Item 102, such as production, length of time on production and other material information for these significant properties. Please revise your document.

Reserve Report Summary, page 84

62. We have reviewed your response number 26 of your letter dated August 1, 2006. Please expand this disclosure to explain Williamson did not provide any geological mapping, seismic interpretation or well log analysis in the course of their evaluation but relied upon data and analysis provided by previous evaluators.

Closing Comments

As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500